FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of  October, 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





COLT SECURES MAJOR FINANCIAL CUSTOMERS FOR MANAGED IP VPN SERVICE


Over 300 SWIFT customers in Europe select COLT as number one choice of network partner


20th October 2003


COLT Telecom Group plc has significantly strengthened its position in the European IP Virtual Private Network market, having signed over 300 of SWIFT's financial services members across Europe in just 8 months. COLT has a multi-million euro contract with SWIFT, an industry body that supplies secure messaging services to 7,000 financial companies worldwide.


COLT has secured more SWIFT customers across Europe than its competitors, making COLT the first choice of network partner for SWIFT members in Europe. These significant wins have allowed COLT to increase its IP VPN customer base in Europe by 75%, taking the total number of European IP VPN customers to around 700 in just two years.


With financial customer wins spread across the UK, France, Germany, Switzerland, Benelux, Portugal, Italy and Spain, COLT has reinforced its standing as a leading European telecommunications provider and has further demonstrated its strength in the financial sector.


As a network partner for SWIFT, COLT supplies its members with managed IP VPN services, to provide a reliable and secure link to the Secure IP Network that underpins the SWIFTNet messaging platform. SWIFTNet is an advanced IP-based messaging platform, which allows SWIFT's financial services members to engage in the reliable and secure transmission of critical financial information and transaction data, such as bank payments, reports, and securities information.


"That COLT has migrated over 300 of SWIFT's members to the new SWIFTNet network is a great endorsement from the financial sector," said Steve Akin, COLT President and CEO. "We're experiencing huge demand for IP VPN services from financial services companies, as the solution is ideally suited to companies with multi-branch offices, a geographically dispersed workforce and a need for the fast and secure delivery of data. Through our partnership with SWIFT, we have been able to substantially increase our IP VPN customer base in Europe and are well placed to further bolster our position in this market."


Valued at EUR1.9bn in Western Europe in 2002, the IP VPN market is forecast to grow by 83% in Europe in 2003.1 COLT's managed IP VPN solution for SWIFTNet is based on MPLS (multi-protocol label switching) technology.

This allows financial customers to benefit from enhanced levels of security and scalable network architecture, while allowing them to prioritise the delivery of mission critical applications over the network. The majority of COLT's customers are now demanding MPLS as part of their IP VPN solution.


Didier Verstichel, head of Worldwide Networks, SWIFT commented, "With COLT counting 11 of Europe's 13 stock exchanges and some of the world's biggest financial companies as customers, we were assured of its ability to migrate our customers to SWIFTNet. With COLT as their network partner, our customers benefit from faster provisioning of services, excellent customer service and competitively priced products."


About COLT

COLT Telecom Group plc is a leading pan-European provider of business communications services. COLT has over 17,000 network services and eBusiness customers. The company owns an integrated 20,000 kilometre network that directly connects over 9,000 buildings in 32 major cities in 13 countries augmented with a further 41 points of presence across Europe and 11 Internet Solution Centres. COLT supplies customers across the full spectrum of industry, service and government sectors with unrivalled end-to-end network security, reliability and service.


COLT Telecom Group plc is listed on the London Stock Exchange (CTM.L) and NASDAQ
(COLT). Information about COLT and its products and services can be found on the web at www.colt.net


Note to Editor: Please ensure COLT is always spelt in CAPITALS.


About SWIFT

SWIFT is the industry-owned cooperative supplying secure messaging services and interface software to 7,000 financial institutions in 198 countries. SWIFT carried over 1.5 billion messages in 2001. The average daily value of payment messages on SWIFT is estimated to be above USD 6 trillion. SWIFT provides messaging services to banks, broker/dealers and investment managers, as well as to market infrastructures in payments, treasury, securities and trade. These services help customers reduce costs, improve automation and manage risk. For more information about SWIFT please refer to our website: www.swift.com.


Media
Ben Starkie
Weber Shandwick for COLT Telecom
Email: bstarkie@webershandwick.com
COLT Press Office: + 44 (0)7 017 100 100


Analysts and Investors
John Doherty
Director of Corporate Communications
COLT Telecom Group
Email jdoherty@colt-telecom.com
DDI: +44 (0)20 7390 3681



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 20 October, 2003                               COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary